                                             Filed Pursuant to Rule 424(b)(5)
                                             Registration File No.: 333-100669





Supplement
To Prospectus Supplement dated April 28, 2003
To Prospectus dated January 24, 2003

                           $496,216,648 (APPROXIMATE)

              CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
                                    DEPOSITOR

                 CSFB MORTGAGE-BACKED PASS-THROUGH CERTIFICATES,
                                 SERIES 2003-10

The prospectus supplement dated April 28, 2003 to the prospectus dated January 24, 2003 with respect to the above captioned series is hereby amended as follows:

1. The last paragraph under the heading "THE SELLERS, THE MASTER SERVICER AND THE SERVICERS--Fairbanks Capital Corp.--Recent Developments Affecting Fairbanks" on page S-46 is replaced by the following:

         See "RISK FACTORS--Recent Developments Affecting Fairbanks" in this prospectus supplement.

2. The following heading and four paragraphs are inserted after the last paragraph under the heading "RISK FACTORS--Recent Events" on page S-24:

RECENT DEVELOPMENTS AFFECTING FAIRBANKS

On April 29, 2003, Fitch Ratings ("Fitch") announced that it had placed Fairbanks' residential primary servicer ratings of "RPS1" for subprime, "RPS1-" for Alt-A and home equity and "RSS1" for residential special servicing on "rating watch negative" pending Fitch's determination of the impact of certain of Fairbanks' reporting and remittance practices. Fitch plans to conduct a targeted on-site review of Fairbanks' servicing facilities, which is scheduled to be completed within 30 days.

On April 30, 2003, Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P") announced that it had lowered Fairbanks' "Strong" residential servicing rankings for non-prime and special servicing to "Below Average" with a "Stable" outlook. As a result of the downgrade, Fairbanks' status as an S&P "Select Servicer" has been withdrawn by S&P. S&P based its action, in part, on increasing regulatory scrutiny over Fairbanks' servicing practices, an alleged pattern of apparent Fair Debt Collection Practices Act violations, foreclosure cure rates and loan workout cure rates being outside industry tolerance levels and a lack of training and skills of the primary collections group. S&P, in announcing the downgrade of Fairbanks' ratings, stated that Fairbanks has not adequately managed the portfolio growth associated with various acquisitions that have occurred during the past 36 months.

Fairbanks is in regular contact with S&P and Fitch and is actively addressing their concerns. Nevertheless, the downgrade of Fairbanks' residential servicer rankings by S&P, a possible downgrade of Fairbanks' servicer rankings by Fitch or other events may lead to Fairbanks' inability to access liquidity advance facilities, a transfer of Fairbanks' servicing responsibilities or increased delinquencies on the mortgage loans and delays in distributions to you, or any combination of these events. An affiliate of the depositor is a lender under one or more of Fairbanks' liquidity advance facilities.

Fairbanks currently has a rating of "SQ1" by Moody's Investors Service, Inc. ("Moody's") as a primary servicer of subprime loans and as a special servicer. No assurances can be given that Moody's will not place Fairbanks under review for a possible lowering of its ratings or lower its ratings of Fairbanks in the future.


                           CREDIT SUISSE FIRST BOSTON
                                   UNDERWRITER

                                 APRIL 30, 2003